UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D


                Under the Securities Exchange Act of 1934
                           (Amendment No. 22)*

                        RIO HOTEL & CASINO, INC.
                            (Name of Issuer)

                      Common Stock, $.01 par value
                     (Title of Class of Securities)

                               767 147 101
                             (CUSIP Number)


   James A. Barrett, Jr., 3700 West Flamingo, Las Vegas, Nevada 89103
                             (702) 252-7733
  (Name, Address and Telephone Number of Person Authorized to Receive
                      Notices and Communications)

                             April 10, 1995
        (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ]

Check the following box if a fee is being paid with the statement[X]. A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO. 767 147 101

Item 1:   Anthony A. Marnell II - (Tax ID:  ###-##-####)
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   United States
Item 7:   3,199,218
Item 8:   1,846,562
Item 9:   3,199,218
Item 10:  1,846,562
Item 11:  5,045,780
Item 12:  N/A
Item 13:  23.8%
Item 14:  IN


Item  1:  A.A. Marnell II Family Revocable Living Trust  -  (Tax
          ID:   ###-##-####)
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   2,103,218
Item 8:   1,846,562
Item 9:   2,103,218
Item 10:  1,846,562
Item 11:  3,949,780
Item 12:  X
Item 13:  18.6%
Item 14:  00


Item 1:   Anthony  A.  Marnell II, Five Year  Grantor  Retained
          Annuity Trust
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   155,000
Item 8:   0
Item 9:   155,000
Item 10:  0
Item 11:  155,000
Item 12:  N/A
Item 13:  Under 1%
Item 14:  00


Item 1:   Anthony A. Marnell II, Ten Year Grantor Retained
          Annuity Trust
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   270,000
item 8:   0
Item 9:   270,000
Item 10:  0
Item 11:  270,000
Item 12:  N/A
Item 13:  1.3%
Item 14:  00


Item 1:   Anthony A. Marnell II, Fifteen Year Grantor Retained
          Annuity Trust
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   475,000
Item 8:   0
Item 9:   475,000
Item 10:  0
Item 11:  475,000
Item 12:  N/A
Item 13:  2.2%
Item 14:  00


Item 1:   Marnell Corrao, Inc. - (Tax ID:  88-0222992)
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   2,035,051
Item 8:   0
Item 9:   2,035,051
Item 10:  0
Item 11:  2,035,051
Item 12:  X
Item 13:  9.6%
Item 14:  CO


Item 1:   MarCor Limited Partnership (formerly MarCor
          Partnership) - (Tax ID:  88-0207972)
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   1,846,562
Item 8:   0
Item 9:   1,846,562
Item 10:  0
Item 11:  1,846,562
Item 12:  X
Item 13:  8.7%
Item 14:  PN


Item 1:   Alisa Ann Marnell Trust - (Tax ID:  88-6040725)
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   1,000
Item 8:   0
Item 9:   1,000
Item 10:  0
Item 11:  1,000
Item 12:  X
Item 13:  Under 1%
Item 14:  00


Item 1:   Anthony A. Marnell III Trust
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   1,000
Item 8:   0
Item 9:   1,000
Item 10:  0
Item 11:  1,000
Item 12:  X
Item 13:  Under 1%
Item 14:  00


Item 1:   James A. Barrett, Jr. - (Tax ID:  ###-##-####)
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   United States
Item 7:   120,050
Item 8:   1,846,562
Item 9:   120,050
Item 10:  1,846,562
Item 11:  1,967,062
Item 12:  N/A
Item 13:  9.3%
Item 14:  IN


Item 1:   Barrett Family Revocable Living Trust - (Tax
          ID:  ###-##-####)
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   16,050
Item 8:   1,846,562
Item 9:   16,050
Item 10:  1,846,562
Item 11:  1,862,612
Item 12:  N/A
Item 13:  8.8%
Item 14:  00


Item 1:   Barrett, Inc. - (Tax ID:  88-0203634
Item 2:   (a) X
Item 4:   N/A
Item 5:   N/A
Item 6:   Nevada
Item 7:   16,000
Item 8:   1,846,562
Item 9:   16,000
Item 10:  1,846,562
Item 11:  1,862,562
Item 12:  N/A
Item 13:  8.8%
Item 14:  00



Item 1.        Security and Issuer.

               Common Stock, $.01 par value.

               Rio Hotel & Casino, Inc.
               3700 West Flamingo Road
               Las Vegas, Nevada  89103


Item 2.        Identity and Background.

                           Residence or           Occupation/                Item    Item
Name                       Business address       Employment                 2(d)    2(c)         Citizenship



Anthony A. Marnell II      4495 S. Polaris Ave.   Chairman of the Board      N/A     N/A          Nevada
                           Las Vegas, NV  89103   Chief Executive Officer
                                                  Rio Hotel & Casino, Inc.
                                                  3700 W. Flamingo Road
                                                  Las Vegas, NV  89103



Anthony A. Marnell II      4495 S. Polaris Ave.   N/A                        N/A     N/A          Nevada
Family Revocable Living    Las Vegas, NV  89103
Trust
     (Anthony A. Marnell II is Trustee; see information above)



Anthony A. Marnell II      4495 S. Polaris Ave.   N/A                        N/A     N/A          Nevada
Five Year Grantor          Las Vegas, NV  89103
Retained Annuity Trust
     (Anthony A. Marnell II is Trustee; see information above)



Anthony A. Marnell II Ten  4495 S. Polaris Ave.   N/A                        N/A     N/A          Nevada
Year Grantor Retained      Las Vegas, NV  89103
Annuity Trust
     (Anthony A. Marnell II is Trustee; see information above)


Anthony A. Marnell II      4495 S. Polaris Ave.   N/A                        N/A     N/A          Nevada
Fifteen Year Grantor       Las Vegas, NV  89103
Retained Annuity Trust
     (Anthony A. Marnell II is Trustee, see information above)


Marnell Corrao, Inc.       4495 S. Polaris Ave.   N/A                        N/A     N/A          N/A
                           Las Vegas, NV  89103
     (See Schedule re: Marnell Corrao, Inc. below)


MarCor Limited             4495 S. Polaris Ave.   N/A                        N/A     N/A          N/A
Partnership                Las Vegas, NV  89103
(formerly MarCor
Partnership)
     (See Schedule re: MarCor Limited Partnership below)



Alisa Ann Marnell Trust    4495 S. Polaris Ave.   N/A                        N/A     N/A          N/A
                           Las Vegas, NV  89103
     (Anthony A. Marnell II is Trustee; see information above)



Anthony A. Marnell III     4495 S. Polaris Ave.   N/A                        N/A     N/A          N/A
Trust                      Las Vegas, NV  89103
     (Anthony A. Marnell II is Trustee; see information above)



James A. Barrett, Jr.      4495 S. Polaris Ave.   President                  N/A     N/A          United
                           Las Vegas, NV  89103   Chief Operating Officer                         States
                                                  Rio Hotel & Casino, Inc.
                                                  3700 W. Flamingo Road
                                                  Las Vegas, NV  89103



Barrett Family Revocable   4495 S. Polaris Ave.   N/A                        N/A     N/A          N/A
Living Trust               Las Vegas, NV  89103
     (James A. Barrett, Jr. is Trustee; see information above)

Barrett, Inc.              4495 S. Polaris Ave.   N/A                        N/A     N/A          N/A
                           Las Vegas, NV  89103
     (See Schedule re: Barrett, Inc. below)



Schedule Re: Marnell Corrao, Inc.

                                          Residence or            Occupation/                Item    Item
Position      Name                        Business Address        Employment                 2(d)    2(e)  Citizenship



Director      Anthony A. Marnell II       4495 S. Polaris Ave.    Chairman of the Board      N/A     N/A   United States
President                                 Las Vegas, NV  89103    Chief Executive Officer
                                                                  Rio Hotel & Casino, Inc.
                                                                  3700 W. Flamingo Road
                                                                  Las Vegas, NV  89103



Director      James A. Barrett, Jr.       4495 S. Polaris Ave.    President                  N/A     N/A   United States
Secretary                                 Las Vegas, NV  89103    Chief Operating Officer
Treasurer                                                         Rio Hotel & Casino, Inc.
                                                                  3700 W. Flamingo Road
                                                                  Las Vegas, NV  89103



Stockholder   Anthony A. Marnell II       4495 S. Polaris Ave.    N/A                        N/A     N/A   N/A
                                          Las Vegas, NV  89103
     (Anthony A. Marnell II is Trustee; see information above)

Schedule Re: MarCor Limited Partnership

                                                                  Occupation/                Item    Item
Position      Name                        Residence or Address    Employment                 2(d)    2(e)  Citizenship



General       Barrett, Inc.               4495 S. Polaris Ave.    N/A                        N/A     N/A   N/A
Partner                                   Las Vegas, NV  89103
     (See Schedule re: Barrett, Inc. below)



Controlling   Anthony A. Marnell II       4495 S. Polaris Ave.    N/A                        N/A     N/A   N/A
Limited       Revocable Living Trust      Las Vegas, NV  89103
Partner
     (Anthony A. Marnell II is Trustee; see information above)


Schedule Re: Barrett, Inc.

                                                                  Occupation/                Item    Item
Position      Name                        Residence or Address    Employment                 2(d)    2(e)  Citizenship



Director      James A. Barrett, Jr.       4495 S. Polaris Ave.    President                  N/A     N/A   United States
President                                 Las Vegas, NV  89103    Chief Operating Officer
Secretary                                                         Rio Hotel & Casino, Inc.
Treasurer                                                         3700 W. Flamingo Road
                                                                  Las Vegas, NV  89103



Stockholder   Barrett Family Revocable    4495 S. Polaris Ave.    N/A                        N/A     N/A   N/A
              Living Trust                Las Vegas, NV  89103


Item 3.   Source and Amount of Funds or Other Consideration.

          See Item 4 below.


Item 4.   Purpose of Transaction.

The primary purpose of this filing is to report certain changes in beneficial ownership primarily due to a reorganization of MarCor Partnership, a general partnership, into MarCor Limited Partnership, a limited partnership (the "MarCor Partnership Reorganization") effective April 10, 1995. As a result of the MarCor Partnership Reorganization, James A. Barrett, Jr., The Barrett Family Revocable Living Trust and Barrett, Inc., all controlled by Mr. Barrett, are now deemed beneficial owners of more than five percent of the outstanding Common Stock of Rio Hotel & Casino, Inc. ("Rio"). On April 11, 1995, Marnell Corrao, Inc., an entity controlled by Mr. Marnell redeemed its interest in MarCor Limited Partnership and received 992,200 shares of Rio Common Stock, which transaction is also reflected herein. This filing also reflects certain other transactions which have occurred since the last amended filing.


Item 5.   Interest in Security of the Insurer.

     Note: All percentages shown are based on 21,240,846 shares outstanding as of March 31, 1995, plus with respect to Anthony A. Marnell II and James A. Barrett, Jr., 196,000 shares and 99,000 shares, respectively, to which Mr. Marnell and Mr. Barrett have the right to acquire under the Rio Hotel & Casino, Inc. Non-Statutory Stock Option Plan.

                                                                     Presently
                                                                       Owned      Percentage



Anthony A. Marnell II

Sole voting power                                                  3,199,218(1)
Shared voting power                                                1,846,562(2)
Sole dispositive power                                             3,199,218(2)
Shared dispositive power                                           1,846,562(2)
Total beneficial ownership                                         5,045,780      23.8%


Anthony A. Marnell II Revocable Living Trust
Sole voting power                                                  2,103,218
Shared voting power                                                1,846,562(2)
Sole dispositive power                                             2,103,218
Shared dispositive power                                           1,846,562(2)
Total beneficial ownership                                         3,949,780      18.6%


Anthony A. Marnell II, Five Year Grantor Retained Annuity Trust

Sole voting power                                                  155,000
Shared voting power                                                --
Sole dispositive power                                             155,000
Shared dispositive power                                           --
Total beneficial ownership                                         155,000        Under 1%


Anthony A. Marnell II, Ten Year Grantor Retained Annuity Trust

Sole voting power                                                  270,000
Shared voting power                                                --
Sole dispositive power                                             270,000
Shared dispositive power                                           --
Total beneficial ownership                                         270,000        1.3%


Anthony A. Marnell II, Fifteen Year Grantor Retained Trust

Sole voting power                                                  475,000
Shared voting power                                                --
Sole dispositive power                                             475,000
Shared dispositive power                                           --
Total beneficial ownership                                         475,000        2.2%


Marnell Corrao, Inc.

Sole voting power                                                  2,035,051
Shared voting power                                                --(3)
Sole dispositive power                                             2,035,051
Shared dispositive power                                           --(3)
Total beneficial ownership                                         2,035,051      9.6%


MarCor Limited Partnership

Sole voting power                                                  1,846,562
Shared voting power                                                --
Sole dispositive power                                             1,846,562
Shared dispositive power                                           --
Total beneficial ownership                                         1,846,562      8.7%


Alisa Ann Marnell Trust(3)

Sole voting power                                                  1,000
Shared voting power                                                --
Sole dispositive power                                             1,000
Shared dispositive power                                           --
Total beneficial ownership                                         1,000          Under 1%


Anthony A. Marnell III Trust(3)

Sole voting power                                                  1,000
Shared voting power                                                --
Sole dispositive power                                             1,000
Shared dispositive power                                           --
Total beneficial ownership                                         1,000          Under 1%

James A. Barrett, Jr.

Sole voting power                                                  120,050
Shared voting power                                                1,846,562(4)
Sole dispositive power                                             120,050
Shared dispositive power                                           1,846,562(4)
Total beneficial ownership                                         1,967,062      9.3%


Barrett Family Revocable Living Trust

Sole voting power                                                  16,050
Shared voting power                                                1,846,562(4)
Sole dispositive power                                             16,000
Shared dispositive power                                           1,846,562(4)
Total beneficial ownership                                         1,862,612      8.8%


Barrett, Inc.

Sole voting power                                                  16,000
Shared voting power                                                1,846,562(4)
Sole dispositive power                                             16,000
Shared dispositive power                                           1,846,562(4)
Total beneficial ownership                                         1,862,612      8.8%

___________________
(1)Includes 196,000 shares of Common Stock issuable to Mr.
Marnell pursuant to currently exercisable options under the Rio
Hotel & Casino, Inc. Non-Statutory Stock Option Plan.

(2)Shares reported hereunder with shared voting power and shared dispositive power are those shares owned by MarCor Limited
Partnership (1,846,562), due to the general partnership thereof of Barrett, Inc.

(3)Although reported herein, Mr. Marnell and these reporting persons disclaim beneficial ownership of these shares.

(4)Shares reported hereunder with shared voting power and shared dispositive power are those shares owned by MarCor Limited
Partnership due to the limited partnership interest held by the Anthony A. Marnell II Family Revocable Living Trust.


     Additional Response Pursuant to Item 5(c).

     During the last 60 days, as described in Item 4 above, the MarCor Partnership Reorganization was effected on April 10, 1995. Pursuant to the terms of the MarCor Partnership Reorganization, Barrett, Inc. (controlled by James A. Barrett, Jr. and the Barrett Family Revocable Living Trust) contributed 20,000 shares of Rio Hotel & Casino, Inc. common stock to MarCor Limited Partnership as part consideration for a general partnership interest therein. By virtue of becoming sole general partner of MarCor Limited Partnership, Barrett, Inc. (together with James A. Barrett, Jr. and the Barrett Family Revocable Living Trust) becomes the beneficial owner within the meaning of Rule 13d-3 of the shares of Rio Hotel & Casino, Inc. Common Stock held by MarCor Limited Partnership. On April 11, 1995, Marnell Corrao, Inc.'s interest in MarCor Limited Partnership was redeemed for 992,200 shares of Rio Common Stock.

     Additional Response Pursuant to Item 5(e).

     MarCor Partnership became MarCor Limited Partnership effective April 10, 1995.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Agreement of MarCor Limited Partnership, a Nevada limited partnership, effective April 10, 1995, is the governing instrument with respect to MarCor Limited Partnership, including the powers of Barrett, Inc. as general partner thereunder for the sole and exclusive control of that entity. The general partner may be removed on the vote of 80% interests in the partnership, which interests Mr. Marnell controls through Marnell Corrao, Inc. and the Anthony A. Marnell II Family Revocable Living Trust.


Item 7.   Materials to be Filed as Exhibits.

     Exhibit A                   Pursuant   to  Rule  13d-1(f),   the
                                 undersigned have attached Exhibit  A
                                 hereto  with respect to joint filing
                                 of this statement.

     Exhibits B-1, B-2 and B-3   The Powers of Attorney of Anthony A.
                                 Marnell  II; Anthony A. Marnell  II,
                                 Trustee  of  Anthony A.  Marnell  II
                                 Family Revocable Living  Trust;  and
                                 Marnell  Corrao, Inc.   are   each
                                 incorporated  by reference  from  the
                                 same  Exhibits filed  with those
                                 reporting persons' Schedule  13D,
                                 Amendment  No. 14, dated June 20, 1991.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  ANTHONY A. MARNELL II
                                  By:James A. Barrett, Jr.
                                  Attorney-in-fact for Anthony A.
                                  Marnell II

                                 A.A. MARNELL II FAMILY REVOCABLE
                                 LIVING TRUST



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  ANTHONY A MARNELL II, Trustee
                                  By:James A. Barrett, Jr.
                                  Attorney-in-fact for Anthony A.
                                  Marnell II, Trustee

                                 ANTHONY A. MARNELL II, FIVE YEAR
                                 GRANTOR RETAINED ANNUITY TRUST



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  ANTHONY A MARNELL II, Trustee
                                  By:James A. Barrett, Jr.
                                  Attorney-in-fact for Anthony A.
                                  Marnell II, Trustee

                                 ANTHONY A. MARNELL II, TEN YEAR
                                 GRANTOR RETAINED ANNUITY TRUST



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  ANTHONY A MARNELL II, Trustee
                                  By:James A. Barrett, Jr.
                                  Attorney-in-fact for Anthony A.
                                  Marnell II, Trustee

                                 ANTHONY A. MARNELL II, FIFTEEN YEAR
                                 GRANTOR RETAINED ANNUITY TRUST



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  ANTHONY A MARNELL II, Trustee
                                  By:James A. Barrett, Jr.
                                  Attorney-in-fact for Anthony A.
                                  Marnell II,Trustee

                                 MARNELL CORRAO, INC.



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  JAMES A. BARRETT, JR., Secretary

                                 MARCOR LIMITED PARTNERSHIP
                                 BY:  BARRETT, INC., General Partner



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  JAMES A. BARRETT, JR., President

                                 ALISA ANN MARNELL TRUST



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  JAMES A. BARRETT, JR., Trustee

                                 ANTHONY A. MARNELL III TRUST



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  JAMES A. BARRETT, JR., Trustee





Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  JAMES A. BARRETT, JR.

                                 BARRETT, INC.



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  JAMES A. BARRETT, JR., President

                                 BARRETT FAMILY REVOCABLE LIVING TRUST



Dated:  April 19, 1995           By:/s/James A. Barrett, Jr.
                                  JAMES A. BARRETT, JR., Trustee